FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement on resolutions passed at the first meeting of the seventh session of the board of directors of Huaneng Power International, Inc. (the “Registrant”);

2.	an announcement on resolution passed at the first meeting of the seventh session of the supervisory committee the Registrant;

3.	an announcement on resolutions passed at 2010 annual general meeting of the Registrant; and

4.	an announcement on change of sessions of board of directors and supervisory committee of the Registrant;

Each made by the Registrant on May 18, 2011.

Document 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTIONS PASSED AT
THE FIRST MEETING OF THE SEVENTH SESSION
OF THE BOARD OF DIRECTORS

This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 17 May 2011, the Board of Directors of the Company convened the First Meeting of the Seventh Session of the Board of Directors (the "Meeting") at the Company’s head office. Written notice of the Meeting had been sent on 6 May 2011. Fifteen Directors were eligible to attend the Meeting. The attendants of the Meeting included fifteen Directors, either in person or by proxy (Cao Peixi (Director), Fan Xiaxia (Director), Xu Zujian (Director), Zhang Shouwen (Independent Non-executive Director), being engaged by other matters, was absent from the Meeting and had appointed Huang Long (Director), Li Shiqi (Director) and Shao Shiwei (Independent Non-executive Director) as his proxy for voting), the Supervisors, the Secretary of the Board and other senior management of the Company. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the articles of association of the Company. Mr. Huang Long, Vice Chairman, presided over the Meeting. The following resolutions were considered and approved at the Meeting:

1.	That the proposal regarding the election of the Chairman and Vice-chairman of the Seventh Session of the Board of Directors was approved as follows:

Mr. Cao Peixi was elected as the Chairman of the Seventh Session of the Board of Directors.

Mr. Huang Long was elected as the Vice-chairman of the Seventh Session of the Board of Directors.

2.
That the proposal regarding the election of the chairmen and members of the Strategy Committee, the Audit Committee, the Nomination Committee and the Remuneration and Appraisal Committee of the Seventh Session of the Board of Directors was approved. Members of each committees are as follows:

Strategy Committee:
	Chairman:	Huang Long
	Members:	Li Shiqi, Huang Jian, Liu Guoyue, Fan Xiaxia, Shao Shiwei, Li Zhensheng

Audit Committee:
	Chairman:	Wu Liansheng
	Members:	Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen

Nomination Committee:
	Chairman:	Shao Shiwei
	Members:	Fan Xiaxia, Shan Qunying, Huang Mingyuan, Wu Liansheng, Qi Yudong, Zhang Shouwen

Remuneration and Appraisal Committee:
	Chairman:	Qi Yudong
	Members:	Liu Guoyue, Liu Shuyuan, Xu Zujian, Shao Shiwei, Wu Liansheng, Li Zhensheng

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
18 May 2011

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTION PASSED AT
THE FIRST MEETING OF THE SEVENTH SESSION
OF THE SUPERVISORY COMMITTEE

This announcement is made by Huaneng Power International Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 17 May 2011, the First Meeting of the Seventh Session of the Supervisory Committee of the Company (the "Meeting") was held at the Company’s head office. Written notice of the Meeting had been sent on 6 May 2011. Six Supervisors were eligible to attend the Meeting and attended the Meeting in person accordingly. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the articles of association of the Company. Mr. Guo Junming, the Chairman of the Supervisory Committee, presided over the Meeting.

The proposal regarding the election of the Chairman and Vice-chairman of the Seventh Session of the Supervisory Committee was approved unanimously at the Meeting, Mr. Guo Junming and Mr. Hao Tingwei were elected as the Chairman and Vice-chairman of the Seventh Session of the Supervisory Committee of the Company respectively.

Supervisory Committee of
Huaneng Power International, Inc.

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
18 May 2011

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

RESOLUTIONS PASSED
AT 2010 ANNUAL GENERAL MEETING

This announcement sets out the resolutions passed at the AGM convened on 17 May 2011.

Reference is made to the notice of meeting of 2010 annual general meeting (the "AGM" or the "Meeting") of Huaneng Power International, Inc. (the "Company") dated 30 March 2011 and the supplemental notice of the AGM dated 29 April 2011.

The AGM was held at 9:00 a.m. on 17 May 2011 at Huangeng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China (the "PRC"). As entrusted by Mr. Cao Peixi, Chairman of the Company, Mr. Huang Long, Vice Chairman of the Company, presided over the AGM as the chairman.

As at the record date (i.e. 26 April 2011), there were totally 14,055,383,440 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 10,766,758,207 shares of the Company, representing 76.60% of the total shares of the Company, were present at the AGM. Holders of 754,214,101 H shares of the Company, through HKSCC (Nominees) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf. Holders of 519,932,720 H shares of the Company, through HSBC Nominees (Hong Kong) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf.

None of the shareholders of the Company shall abstain from voting on the resolutions tabled at the AGM under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the joint scrutineers for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

ORDINARY RESOLUTIONS

1.	The working report from the board of directors of the Company for year 2010 was considered and approved.

10,764,839,320 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,864,887 shares voted against.

2.	The working report from the supervisory committee of the Company for year 2010 was considered and approved.

10,764,839,680 shares, representing 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,864,527 shares voted against.

3.	The audited financial statements of the Company for year 2010 was considered and approved.

10,764,945,080 shares representing 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,759,127 shares voted against.

4.	The profit distribution plan of the Company for year 2010 was considered and approved.

10,764,540,920 shares, representing 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,217,287 shares voted against.

5.	The proposal regarding the appointment of the Company’s auditors for year 2011 was considered and approved.

10,667,255,800 shares, representing 99.18% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 88,486,618 shares voted against.

SPECIAL RESOLUTIONS

6.	The proposal regarding the issue of short-term debentures was considered and approved.

10,764,391,720 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,312,487 shares voted against.

7.	The proposal regarding the issue of super short-term debentures was considered and approved.

10,764,110,480 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,593,727 shares voted against.

8.	The proposal regarding the general mandate for the issue of RMB-denominated debt instruments was considered and approved.

10,764,068,840 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,635,367 shares voted against.

9.	The proposal regarding the amendments to the Articles of Association of the Company was considered and approved.

10,764,108,880 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,595,327 shares voted against.

ORDINARY RESOLUTIONS

10.	The proposal on election of new session of the Board of Directors of the Company was considered and approved:

	10.1	The re-appointment of Mr. Cao Peixi as a director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,750,928,656 shares, representing approximately 99.86% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 15,013,551 shares voted against.

	10.2	The re-appointment of Mr. Huang Long as a director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,750,555,849 shares, representing approximately 99.86% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 15,386,358 shares voted against.

	10.3	The appointment of Mr. Li Shiqi as a director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,750,564,449 shares, representing approximately 99.86% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 15,377,758 shares voted against.

	10.4	The re-appointment of Mr. Huang Jian as a director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,750,570,089 shares, representing approximately 99.86% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 15,372,118 shares voted against.

10.5	The re-appointment of Mr. Liu Guoyue as a director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,662,085,662 shares, representing approximately 99.04% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 103,856,545 shares voted against.

10.6	The re-appointment of Mr. Fan Xiaxia as a director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,662,108,862 shares, representing approximately 99.04% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 103,833,345 shares voted against.

10.7	The re-appointment of Mr. Shan Qunying as a director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,749,210,769 shares, representing approximately 99.84% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 16,731,438 shares voted against.

10.8	The re-appointment of Mr. Liu Shuyuan as a director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,749,256,809 shares, representing approximately 99.85% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 16,685,398 shares voted against.

10.9	The re-appointment of Mr. Xu Zujian as a director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,747,830,866 shares, representing approximately 99.83% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 18,111,341 shares voted against.

10.10	The re-appointment of Ms. Huang Mingyuan as a director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,749,172,409 shares, representing approximately 99.84% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 16,769,798 shares voted against.

10.11	The re-appointment of Mr. Shao Shiwei as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,763,246,405 shares, representing approximately 99.97% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,695,802 shares voted against.

10.12	The re-appointment of Mr. Wu Liansheng as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,674,635,932 shares, representing approximately 99.15% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 91,306,275 shares voted against.

10.13	The appointment of Mr. Li Zhensheng as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,763,344,045 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,598,162 shares voted against.

	10.14	The appointment of Mr. Qi Yudong as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,763,373,885 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,568,322 shares voted against.

	10.15	The appointment of Mr. Zhang Shouwen as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect, was considered and approved.

10,763,357,885 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,584,322 shares voted against.

11.	The proposal on election of new section of the Supervisory Committee of the Company was considered and approved:

	11 .1	The re-appointment of Mr. Guo Junming as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect, was considered and approved.

10,762,139,189 shares, representing approximately 99.97% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 3,748,018 shares voted against.

	11.2	The appointment of Mr. Hao Tingwei as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect, was considered and approved.

10,763,405,589 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,482,618 shares voted against.

11.3	The appointment of Ms. Zhang Mengjiao as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect, was considered and approved.

10,762,111,629 shares, representing approximately 99.96% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 3,776,578 shares voted against.

11.4	The re-appointment of Mr. Gu Jianguo as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect, was considered and approved.

10,763,403,549 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,484,658 shares voted against.

SPECIAL RESOLUTION

12.	The proposal regarding non-public issuance of debt financial instruments by the Company was considered and approved.

10,238,703,234 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,144,000 shares voted against.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
18 May 2011

Document 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CHANGE OF SESSIONS OF BOARD OF DIRECTORS
AND SUPERVISORY COMMITTEE

The members of the new sessions of the board of directors and supervisory committee of the Company were elected at the 2010 annual general meeting of the Company held on 17 May 2011.

The tenure of the office of each of Mr. Wu Dawei (as director of the sixth session of the board of directors of the Company), Mr. Liu Jipeng, Mr. Yu Ning and Mr. Zheng Jianchao (all of these being independent non-executive directors); and Ms. Yu Ying (vice chairman of the sixth session of the supervisory committee) and Ms. Wu Lihua (as supervisor) had ended on 17 May 2011, the date on which the term of the new session of the board of directors and the new session of the supervisory committee commences.

The members of the new sessions of the board of directors and supervisory committee of Huaneng Power International Inc. (the "Company") were elected at the 2010 annual general meeting of the Company held on 17 May 2011. Biographies of the members of the new sessions of the board of directors and the supervisory committee are set out below:

DIRECTORS

Executive Directors and Non-executive Directors

Cao Peixi, aged 56, is re-appointed as the Chairman and Executive Director of the Company. He is the President of Huaneng Group and the Chairman of Huaneng International Power Development Corporation ("HIPDC") and Huaneng New Energy Industrial Co., Ltd. He was the Deputy Head and Head of Qingdao Power Plant; Assistant to the Chief of Shandong Power Bureau; Deputy Chief (Vice President) of Shandong Power Bureau (Group Corporation); Chairman and President of Shandong Power Group Corporation; Vice President, President of China Huadian Corporation; and Chairman of Huadian Power International Corporation Limited. He graduated from Shandong University specializing in electrical engineering. He holds a postgraduate degree of master in engineering and is a senior engineer.

The Company’s appointment of Mr. Cao as an Executive Director is for a term of three years. Mr. Cao will not receive any director’s fees. Save as disclosed above, Mr. Cao does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO").

In addition, there is no other information in relation to Mr. Cao which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules") nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Huang Long, aged 58, is re-appointed as the Vice Chairman and Non-executive Director of the Company. He is the Vice President of Huaneng Group and the Director of HIPDC, the Vice Chairman of Huaneng New Energy Industrial Co. Ltd., the Director of SinoSing Power Pte. Ltd., the Chairman of Tuas Power Ltd., the Chairman of Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd., and Director of Shenzhen Energy Group Co., Ltd. He served as manager of the International Co-operation and Business Department of HIPDC, and as Vice President and Secretary of the Board of Directors of the Company. He graduated with a M.S. Degree from North Carolina State University in the U.S., specializing in communications and auto-control. He is a senior engineer.

The Company’s appointment of Mr. Huang as Non-executive Director is for a term of three years. Mr. Huang will not receive any director’s fees. Save as disclosed above, Mr. Huang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Huang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Li Shiqi, aged 55, is appointed as the Non-executive Director of the Company. He is the President of HIPDC and Chairman of Huaneng Carbon Company. He was the Deputy Chief and Chief of the Finance Division, the Deputy Chief Accountant and concurrently Chief of Economic and Financial Division of China Electric Power Research Institute, Chief Accountant of the Company’s Beijing branch company. He also served as Deputy Manager and later Manager of the Finance Division of Huaneng International, Manager of Power Marketing Division of Huaneng Group, Chief Economist and Vice President of the Company and Chairman and Executive Vice Chairman of Huaneng Capital Services Co., Ltd.. Mr. Li graduated from People’s University of China majoring in Finance. He is a Senior Accountant.

The Company’s appointment of Mr. Li as Non-executive Director is for a term of three years. Mr. Li will not receive any director’s fees. Save as disclosed above, Mr. Li does not have any relationship with other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Huang Jian, aged 49, is re-appointed as the Non-executive Director of the Company. He is the Assistant to President of Huaneng Group, Executive Vice Chairman of Huaneng Capital Services Co., Ltd. and Chairman of Huaneng Hainan Power Ltd.. He was the Deputy Chief of the Cost Office of the Finance Department; Chief of Cost General Office of the Finance Department of HIPDC; Chief Accountant of Beijing Branch of HIPDC; Deputy Manager of the Finance Department of HIPDC; Deputy Chief Accountant, Chief Accountant, Vice President, Company Secretary of the Company and Deputy Chief Economist and Chief of Financial Planning of Huaneng Group. Mr. Huang graduated from the accounting department of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

The Company’s appointment of Mr. Huang as Non-executive Director is for a term of three years. Mr. Huang will not receive any director’s fees. Save as disclosed above, Mr. Huang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Huang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Liu Guoyue, aged 48, is re-appointed as the Executive Director. He is the President of the Company, Director of Shanghai Times Navigations Transportation Limited Company, Xi’an Thermal Research Institute Limited Company, Executive Director of Huaneng International Power Fuel Co., Ltd., Director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He served as Deputy General Manager and General Manager of Huaneng Shijiazhuang Branch (Shang’an Power Plant), Director of Huaneng Dezhou Power Plant, and Vice President of the Company. He graduated from North China Power University, specializing in thermal engineering. He holds a doctor’s degree in engineering. He is a senior engineer.

The Company’s appointment of Mr. Liu as Executive Director is for a term of three years. Mr. Liu will not receive any director’s fees. The other remuneration will be announced once the determination is made. Save as disclosed above, Mr. Liu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Liu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Fan Xiaxia, aged 49, is re-appointed as the Executive Director. He is the Vice President of the Company and Vice Chairman of Huaneng Shidaowan Nuclear Power Co., Ltd.. He served as Deputy Chief of General Administration Division and Project Administration Division of Project Management Department of HIPDC, Deputy General Manager of the Company’s Nantong Branch, Deputy Manager of Project Management Department of the Company, Deputy Manager and Manager of International Co-operation and Business Department of the Company, Manager of Project Management Department of the Company, Assistant to President of the Company and General Manager of the Company’s Zhejiang Branch Yuhuan Power Plant Preparatory Office. He graduated from Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

The Company’s appointment of Mr. Fan as Executive Director is for a term of three years. Mr. Fan will not receive any director’s fees. The other remuneration will be announced once the determination is made. Save as disclosed above, Mr. Fan does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Fan which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Shan Qunying, aged 58, is re-appointed as the Non-executive Director of the Company. He is the Vice President of Hebei Construction & Investment Group Co., Ltd., Chairman of Hebei Xingtai Power Generation Limited Company, Vice Chairman of Guodian Construction Investment Inner Mongolia Energy Limited Company and Vice Chairman of Hebei Construction Investment Energy Investment Limited Company. He had been the Energy & Communication Division Chief of Hebei Provincial Construction Investment Company. He graduated from Management Institute of Tianjin University holding an EMBA degree. He is a senior engineer.

The Company’s appointment of Mr. Shan as Non-executive Director is for a term of three years. The pre-tax annual director’s fees of Mr. Shan will be RMB48,000. Mr. Shan does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Shan which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Liu Shuyuan, aged 61, is re-appointed as the Non-executive Director of the Company. He is the Chairman of Liaoning Energy Investment (Group) Limited Liability Company, Member of the 11th session of the Standing Committee of China People’s Political Consultative Conference of Liaoning Province, Deputy Chief of the Hong Kong-Macau-Taiwan Immigrants Committee of the Political Committee of Liaoning Province, Vice Chairman of Liaoning Province International Trade Promotion Committee, Liaoning Province Entrepreneurs Committee and Liaoning Province Economical Cultural Development Committee. He has been the Deputy General Manager of Liaoning Provincial Trust and Investment Corporation, the Vice President, Director and President of Liaoning Changye (Group) Limited Liability Company (Liaoning Energy Corporation), Director, Chairman and General Manager of Liaoning Energy Investment (Group) Limited Liability Company, Supervisor of the Company, Member of the 9th and 10th sessions of the Standing Committee of China People’s Political Consultative Conference of Liaoning Province and Vice Chief of the Hong Kong-Macau-Taiwan Immigrants Committee of the Political Committee of Liaoning Province. He is an on-job postgraduate of PRC Liaoning Province Communist Party School specializing in economic management. He is a senior economic engineer and senior operating manager.

The Company’s appointment of Mr. Liu as Non-executive Director is for a term of three years. The pre-tax annual director’s fees of Mr. Liu will be RMB48,000. Mr. Liu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Liu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Xu Zujian, aged 57, is re-appointed as the Non-executive Director of the Company. He is the Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, Chairman of Jiangsu Investment Management Co. Ltd. and Zking Property & Casualty Insurance Co., Ltd.. He was Vice President of Jiangsu Provincial International Trust & Investment Corporation, President of Jiangsu Provincial Investment & Management Limited Liability Company. He graduated from Liaoning Finance University majoring in infrastructure finance, holding a bachelor’s degree. He is a senior economic engineer.

The Company’s appointment of Mr. Xu as Non-executive Director is for a term of three years. The pre-tax annual director’s fees of Mr. Xu will be RMB48,000. Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Huang Mingyuan, aged 53, is re-appointed as the Non-executive Director of the Company. He is the Vice President of Fujian Investment Enterprise Group Company, President of Xiamen Fuda Photosensitive Materials Company Limited, Director of Xiamen International Bank, Macau Luso International Bank and Industrial Securities Co., Ltd.. She had been the director of the Office of Information Leading Group of Fujian Province, department head to the Management Office of Fujian Province Economic and Trade (Medicine) Committee, and the Secretary General of the Leading Committee for Market Reorganization and Restructuring and Order of Economy of Fujian Province. She graduated from the Business School of De Montfort University in the United Kingdom, specializing in business administration holding a Postgraduate Degree and was awarded a Master degree in business administration.

The Company’s appointment of Ms. Huang as Non-executive Director is for a term of three years. The pre-tax annual director’s fees of Ms. Huang will be RMB48,000. Ms. Huang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Ms. Huang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Independent Non-executive Directors

Shao Shiwei, aged 66, is re-appointed as the Independent Non-executive Director of the Company. He is also the Independent Director of Shanghai Electric Power Co., Ltd., Shanghai Magus Technology Co., Ltd., Shanghai Zhixin Electric Co., Ltd. and Leshan Electric Power Co., Ltd.. He had been the Deputy Chief of the Electricity for Agriculture of the State Energy Department, the Chief of the Law and Regulation of the State Electricity Department, General Manager Assistant of the National Electric Power Company. Deputy Secretary General of the Office Department, the President of Huadong Yixing Water Pumping and Energy Reserve Company Limited, the President and General Manager of Huadong Grid Network Company and Chairman of the Supervisory Committee of Shanghai Electric Power Co., Ltd. He graduated from Tianjin University specializing in power plant, power grid and power system. He is a senior engineer.

The Company’s appointment of Mr. Shao as Independent Non-executive Director is for a term of three years. The pre-tax annual director’s fees of Mr. Shao will be RMB74,000. Mr. Shao does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Shao which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Wu Liansheng, aged 41, is re-appointed as the Independent Non-executive Director of the Company. He is a Professor, Ph. D. Tutor and head of the Department of Accounting of the Guanghua Management Institute of Beijing University and Independent Director of Rongsheng Real Property Development Joint Stock Limited Company. After obtaining his doctorate, Mr. Wu Liansheng was engaged in a two year post-doctorate research in Xiamen University. Afterwards, he commenced working in the Guanghua Management Institute of Beijing University as Lecturer, Associate Professor, Professor, Ph. D. Tutor and concurrently served as the Deputy Head and Head of the Department of Accounting. He graduated from Zhongnan University with a doctorate degree in Management (Accounting).

The Company’s appointment of Mr. Wu as Independent Non-executive Director is for a term of three years. The pre-tax annual director’s fees of Mr. Wu will be RMB74,000. Mr. Wu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Wu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Li Zhensheng, aged 67, is appointed as the Independent Non-executive Director of the Company. He is an Independent Non-executive Director of Qingdao TGOOD Electric Co., Ltd. He was the Bureau Chief of Baoding Power Supply Bureau, Hebei Province, the Chief Economist and Deputy Bureau Chief of Hebei Power Industry Bureau, Bureau Chief of Shanxi Power Industry Bureau, Director of Rural Power Working Division of State Electric Power Corporation, and Chief Economist and Consultant of State Grid Corporation. Mr. Li graduated from Hebei University of Technology with a bachelor’s degree. He is also a Senior Engineer.

The Company’s appointment of Mr. Li as Independent Non-executive Director is for a term of three years. The pre-tax annual director’s fees of Mr. Li will be RMB74,000. Mr. Li does not have any relationship with other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Qi Yudong, aged 45, is appointed as the Independent Non-executive Director of the Company. He is a Professor (Grade II), Doctoral Supervisor of Finance, and Dean of School of Business Administration of Capital University of Economics and Business. He is also the Director of China Centre for the Research of Industrial Economics, the External Supervisor and concurrently Chairman of the Audit Committee of the Supervisory Committee of Hua Xia Bank Co., Ltd. and the Independent Director and concurrently the Chairman of the Remuneration Committee of China Garments Co., Ltd.. Mr. Qi was an Independent Director of Lucky Film Co., Ltd., Hua Xia Bank Co., Ltd., Zhongtong Bus Holding Co., Ltd. and Zhejiang Chouzhou Commercial Bank. Mr. Qi graduated from the graduate school of Chinese Academy of Social Sciences, majoring in economic science, with a PhD in Economics.

The Company’s appointment of Mr. Qi as Independent Non-executive Director is for a term of three years. The pre-tax annual director’s fees of Mr. Qi will be RMB74,000. Mr. Qi does not have any relationship with other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Qi which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Zhang Shouwen, aged 45, is appointed as the Independent Non-executive Director of the Company. He is a Professor and Doctoral Supervisor in the Law School of Peking University, Director of Economic Law Institute of Peking University, Vice President and concurrently Secretary General of the Economic Law Research Society of China Law Society, Vice President of Fiscal and Tax Law Research Society of China Law Society, Vice President of Beijing Law Research Society, and an Independent Director of Joyoung Co., Ltd. Mr. Zhang graduated from Peking University Law School with a Doctor of Laws degree.

The Company’s appointment of Mr. Zhang as Independent Non-executive Director is for a term of three years. The pre-tax annual director’s fees of Mr. Zhang will be RMB74,000. Mr. Zhang does not have any relationship with other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

SUPERVISORS

Guo Junming, aged 46, is re-appointed as the Chairman of the Supervisory Committee and Supervisor of the Company. He is the Chief Accountant of Huaneng Group, Chairman of Huaneng Capital Services Limited Company. He was the Deputy Director of the Financial Department and the Chief of the Financial Accounting Division of Grid Construction Branch Company (Grid Construction Department) of State Power Corporation, Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Limited Liability Company, President of Huaneng Capital Services Limited Company, Deputy Chief Accountant and Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting and holds a bachelor’s degree. He is a senior accountant.

The Company’s appointment of Mr. Guo as Supervisor is for a term of three years. Mr. Guo will not receive any supervisor’s fees. Save as disclosed above, Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Hao Tingwei, aged 48, is appointed as the Vice Chairman of the Supervisory Committee and Supervisor of the Company. He is the Director and Vice President of Dalian Construction Investment Corporation. Mr. Hao was an Executive Officer and Deputy Section Chief of the Basic Studies Department and Academic Affairs Office of Dalian University, and the Deputy Division Chief and Division Chief of Dalian Planning Commission and Dalian Development and Reform Commission. Mr. Hao obtained a master degree in International Trade from Northeastern University of Finance and Economics.

The Company’s appointment of Mr. Hao as Supervisor is for a term of three years. The pretax annual supervisor’s fees of Mr. Hao will be RMB48,000. Mr. Hao does not have any relationship with other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Hao which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Zhang Mengjiao, aged 47, is appointed as the Supervisor of the Company. She is the Manager of the Finance Department of HIPDC, and supervisor of Pingxiang Anneng Power Generation Limited Liability Company, Huaneng DuanZhai Coal & Electricity Co., Ltd., Huaneng Caohu Power Generation Co., Ltd., Shannxi Coal Industry Co., Ltd., and Huaneng Shaanxi Power Generation Co., Ltd.. She was the tutor of Jiangxi University of Finance and Economics, Deputy Chief and Chief of the Second Audit Office and Chief of Audit Division of Finance Department of Huaneng Group, and Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, specializing in accounting. She has a master degree in economics and is a senior accountant.

The Company’s appointment of Ms. Zhang as Supervisor is for a term of three years. Ms. Zhang will not receive any supervisor’s fees. Save as disclosed above, Ms. Zhang does not have any relationship with other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Gu Jianguo, aged 45, is re-appointed as the Supervisor of the Company. He is the President of Nantong Investment & Management Limited Company. Mr. Gu has served as Deputy Chief and Chief of Nantong Municipal Planning Committee; Vice President of Nantong Ruici Investment Limited Company; Executive President of Ruici Hospital, President of Ruici (Maanshan) Development Limited Company; Chairman and President of Nantong Zhonghe Guarantee Limited Company, Chief Officer of Nantong Municipal Investment Management Centre and Director and President of Nantong Investment Management Limited Company. He graduated from Nanjing Aviation University holding a master degree. He is an economic engineer.

The Company’s appointment of Mr. Gu as Supervisor is for a term of three years. The pretax annual supervisor’s fees of Mr. Guo will be RMB48,000. Mr. Gu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Gu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

The tenure of the office of each of Mr. Wu Dawei, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Zheng Jianchao (as directors); and Ms. Yu Ying and Ms. Wu Lihua (as supervisors) had ended on 17 May 2011, the date on which the term of the new session of the board of directors and the new session of the supervisory committee commences. For avoidance of doubt, each of Mr. Wu Dawei, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Zheng Jianchao, Ms. Yu Ying and Ms. Wu Lihua had informed the Company that he/she has no disagreement with the board of directors or, as the case may be, the supervisory committee and there is no matter relating to the end of his/her tenure of office that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
18 May 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    May 18, 2011